Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Rexford Industrial Realty, Inc. for the registration of its common stock, preferred stock, depositary shares, warrants, rights, units, and guarantees of debt securities and the related Prospectus of Rexford Industrial Realty, L.P. for the registration of its debt securities, and to the incorporation by reference therein of our reports dated February 19, 2020, with respect to the consolidated financial statements and schedule of Rexford Industrial Realty, Inc., and the effectiveness of internal control over financial reporting of Rexford Industrial Realty, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2019 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

November 6, 2020